EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING

($ Millions, except for per share data)

(UNAUDITED)

	Three Months Ended March 31,
	2015	2014
Net Income	$13.6	$12.6
Less: Dividend Requirements on Preferred Stock	—	—

Net Income Applicable to Common Stock	$13.6	$12.6

Weighted Average Number of Common Shares Outstanding – Basic (000’s)	13,893	13,819
Dilutive Effect of Stock Options and Restricted Stock (000’s)	4	3
Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	13,897	13,822
Earnings Per Share – Basic	$0.98	$0.91
Earnings Per Share – Diluted	$0.98	$0.91